Exhibit 12.1

SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Three months ended March 31,
	2016	2015
Earnings:
Pretax income	$79,767	$98,118
Add fixed charges as adjusted (from below)	45,471	45,306
	$125,238	$143,424
Fixed charges:
Interest expense:
Corporate	$41,466	$40,517
Amortization of deferred financing costs	1,615	2,422
Portion of rent representative of interest	2,390	2,367
Fixed charges	$45,471	$45,306
Ratio (earnings divided by fixed charges)	2.75	3.17